EXHIBIT 1.1

SPECIAL RESOLUTIONS OF ALLIED IRISH BANKS, p.l.c.

At the Annual General Meeting of Allied Irish Banks, p.l.c. held on 29th April 2004, the following Resolutions were passed as Special Resolutions:

1.	“That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and is hereby generally authorised to make market purchases (as defined by Section 212 of the Companies Act, 1990 (“the 1990 Act”)) of Ordinary Shares of €0.32 each of the Company (“share” or “shares” as appropriate) on such terms and conditions and in such manner as the Directors, or, as the case may be, the Directors of such subsidiary, may from time to time determine but subject, however, to the provisions of the 1990 Act and to the following restrictions and provisions:

(a)	the maximum number of shares authorised to be acquired pursuant to the terms of this resolution shall be 90 million;

(b)	the minimum and maximum prices which may be paid for any such share shall be determined in accordance with Article 52 of the Articles of Association.

The authority hereby conferred shall be effective from 30th April 2004 and shall expire at the close of business on the earlier of the date of the next Annual General Meeting after the passing of this resolution, or 28th October 2005, unless previously varied, revoked or renewed in accordance with the provisions of Section 215 of the 1990 Act. The Company or any such subsidiary may before such expiry enter into a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may complete any such contract as if the authority conferred hereby had not expired.”

2.	“That for the purposes of Section 209 of the Companies Act, 1990 (“the 1990 Act”), the price range within which any treasury shares (as defined by that Section) for the time being held by the Company may be re-issued off-market shall be determined in accordance with Article 53 of the Articles of Association. The authority hereby conferred shall be effective from 30th April 2004 and shall expire at the close of business on the earlier of the date of the next Annual General Meeting after the passing of this resolution or 28th October 2005 unless previously varied or renewed in accordance with the provisions of Section 209 of the 1990 Act.”

3.	“That the power conferred on the Directors by paragraph (b) (ii) of Article 8 of the Articles of Association be and is hereby renewed for the period ending on the date of the Annual General Meeting in 2005, or on 28th July 2005, whichever is the earlier, and for such period the Section 23 Amount (as defined in paragraph (d)(iv) of the said Article) shall be €14,400,000.”

4.	“That the Directors be and they are hereby authorised, pursuant to Article 127 of the Company’s Articles of Association, to exercise the powers contained in the said Article so that the Directors may offer to the holders of the Ordinary Shares the right to elect to receive allotments of additional Ordinary Shares, credited as fully paid, instead of cash, in respect of all dividends falling to be declared or paid during the period commencing on the date of the adoption of this resolution and expiring at the conclusion of the Annual General Meeting in 2009.”

Dermot Gleeson

(Chairman of the Meeting)

Bankcentre,

Ballsbridge,

Dublin 4.